UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40401

__________________________

Oatly Group AB

(Translation of registrant’s name into English)

__________________________

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Director

On June 5, 2025, Oatly Group AB (the “Company”) announced that one of its directors, Bernard Hours, intends to step down from his position effective when his successor has been appointed to the Company’s board of directors (the “Board”).

Mr. Hours’ decision to step down is not due to any disagreement with the Company’s management or Board and is instead due to a choice to focus on other commitments. The Board is currently working with Verlinvest S.A., which has Board appointment rights (as described under “Appointment Rights” in Item 6.A of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2025), regarding Mr. Hours’ successor. The successor and transition date for Mr. Hours will be announced in the short-term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: June 5, 2025	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer